UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

FIELDPOINT PETROLEUM CORPORATION
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

           316570 10 0
(CUSIP Number)

Michael Herman
 PO Box 81740, Las Vegas, NV  89190  (719) 440-3512
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

           January 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 316570 10 0

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Michael Herman1

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [ ]

(3) SEC Use Only

(4) Source of Funds*      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 442,282
Beneficially Owned	(8) Shared Voting Power 221,141
by Each Reporting	(9) Sole Dispositive Power 442,282
Person With	(10)Shared Dispositive Power 221,141

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       663,423 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)         6.22%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of FieldPoint Petroleum Corporation, a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 609 Castle Ridge Road # 335, Austin, TX  78746.

ITEM 2.

IDENTITY AND BACKGROUND

(a)-(c)

Michael Herman, PO Box 81740, Las Vegas, NV  89180.

(d)-(f)

The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 16, 2016 Mr. Herman purchased 442,282 shares of Common Stock of the Company at $0.45 per share.  On January 15, 2017, HFT Enterprises, LLC, (“HFT”) of which Mr. Herman is a control person, purchased an additional 221,141 shares at $0.45 per share.  The funds used for the purchase were Mr. Herman’s personal funds and HFT’s corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION

             The securities of the Company were acquired pursuant to the terms of a Stock and Mineral Interest Purchase Agreement dated August 12, 2017, between the Company and HFT. The securities purchased by Mr. Herman and HFT were for investment.  Mr. Herman and/or HFT reserve the right to acquire or dispose of additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)-(c)

The reporting person would be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of an aggregate of 663,423 shares of common stock or 6.22% of the total of 10,669,229 issued and outstanding shares of common stock of the Company.

Mr. Herman has the sole voting and investment power with respect to all of the shares of Common Stock identified in Item 5(a) above purchased by himself, and shared voting and investment power with respect to shares purchased by HFT.

Mr. Herman has not acquired any shares of common stock during the past sixty (60) days, except as disclosed in this report.

Mr. Herman has not sold any shares of common stock during the past sixty (60) days.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

HFT Enterprises, LLC (“HFT”), of which Reporting Person is a control person, entered into a Stock and Mineral Lease Purchase Agreement dated August 12, 2016 (the “Agreement”) with the Issuer whereby the Issuer agreed to sell and issue to HFT a number of newly-issued shares of common stock of the Issuer equal to 19.9% of the total number of issued and outstanding shares of common stock of the Issuer as measured on August 12, 2016, for a price of $0.45 per share.

The Agreement also provides that HFT has the right to nominate one member of the Board of Directors of the Issuer.

ITEM 7.

MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.

Description

1.

Stock and Mineral Lease Purchase Agreement dated August 12, 2016 (incorporated by reference to the Issuer’s 8-K dated August 12, 2016 as filed with the Commission on August 17, 2016).

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2017 (Date)

/s/ Michael Herman (Signature)

Michael Herman (Name/Title)

Footnotes

1 This report is being filed by Michael Herman.  Michael Herman may be deemed the beneficial owner of securities held by HFT Enterprises, LLC of which Mr. Herman is a manager.  Mr. Herman disclaims any pecuniary interest in the shares held by HFT Enterprises, LLC for purposes of Section 16.